*NEXPOINT SECURITIES, INC.*

**Financial Statements for the Year Ended**

**December 31, 2025**

**Supplementary Schedules pursuant to Rule 17a-5**
**Under the Securities Exchange Act of 1934**

## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL REPORTS
## FORM X-17A-5
## PART III

SEC FILE NUMBER

8-66705

### FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING _01/01/2025_ AND ENDING _12/31/2025_
                                    MM/DD/YY                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __NexPoint Securities, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Crescent Court, Suite 700
_____
(No. and Street)

| Dallas | TX | 75201 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Sarah Russell | 631-400-4720 | srussell@cxgllc.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cohen & Company, Ltd
_____
(Name – if individual, state last, first, and middle name)

| 1350 Euclid Avenue, Suite 800 | Cleveland | OH | 44115 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 12/17/2003 | 925 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, <u>Eric Holt</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Nexpoint Securities</u>, as of <u>12/31</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Eric Holt_

Title:
COO

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# NEXPOINT SECURITIES, INC.



**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholder and Owners
of NexPoint Securities, Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of NexPoint Securities, Inc. as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of NexPoint Securities, Inc. as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of NexPoint Securities, Inc.'s management. Our responsibility is to express an opinion on NexPoint Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to NexPoint Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as NexPoint Securities, Inc.'s auditor since 2025.

*Cohen & Company, Ltd.*

Cohen & Company, Ltd.
Cleveland, Ohio
March 31, 2026

# NEXPOINT SECURITIES, INC.

Statement of Financial Condition

As of December 31, 2025

(In Thousands)

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 4,012 |
| Investment in marketable security, at fair value (cost $888) | | 459 |
| Receivables from affiliates | | 675 |
| Income tax receivable | | 276 |
| Prepaid expenses | | 163 |
| Deferred tax asset | | 50 |
| **Total assets** | $ | 5,635 |

**Liabilities and Stockholder's Equity**

**Liabilities**

| | | |
|---|---|---|
| Accounts payable | $ | 137 |
| Amounts payable on behalf of the 12b-1 Plan | | 62 |
| Payable to affiliates | | 268 |
| Accrued and other liabilities | | 131 |
| Accrued Compensation | | 1,090 |
| **Total liabilities** | | 1,688 |
| **Stockholder's Equity** | | 3,947 |
| **Total liabilities and Stockholder's Equity** | $ | 5,635 |

NEXPOINT SECURITIES, INC.

Notes to Financial Statements

December 31, 2025

in Thousands

**1.   Organization and Nature of Business**

NexPoint Securities, Inc. (fka Highland Capital Funds Distributor, Inc.) (the Company), a Delaware Corporation, is a wholly-owned subsidiary of NexPoint Asset Management, L.P. (fka Highland Capital Management Fund Advisors, L.P.) (NAMLP), a mutual fund investment advisor.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is the distributor and underwriter of the mutual funds advised by NAMLP and closed-end funds, a non-traded business development company, multiple Delaware statutory trusts (DSTs) and other funds advised by NexPoint Advisors L.P. (NPA). The Company is the distributor of fixed annuity products offered (or issued) by Nexannuity Holdings, Inc. (Nexannuity). The Company does not engage in direct transactions with investors. The primary business activities of the Company are underwriting, wholesale fund marketing and distribution activities.

**2.   Significant Accounting Policies**

**Basis of Accounting**

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents consist of cash held at U.S. banks, deposits with original maturities of less than 90 days, and money market funds.  Cash equivalents are carried at cost, which approximates market value. At December 31, 2025, the Company held cash balances at a certain financial institution in excess of the federally insured limit of $3,512. The Company regularly monitors the credit quality of the institution.

**Investment in Marketable Security**

Investment in marketable security is carried at fair value. Unrealized gains or losses related to trading securities are reported within the Statement of Operations in the period they occur.

Notes to Financial Statements

December 31, 2025

in Thousands

## Recognition of Revenue

The Company applies the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*, using the modified, cumulative-effect approach wherein the guidance is applied only to existing contracts as of the date of initial application and to new contracts entered into thereafter. Marketing and administrative services fees, dividends and other income are not within the scope of ASC 606.

*Managing Broker Dealer Fees*

The largest concentration of revenue during 2025 was received from the following customers: NexPoint Real Estate Finance Inc, NexPoint Semiconductor DST and NexPoint Storage VI DST. These customers accounted for approximately 65%, 9% and 7% respectively.

As the underwriter of various mutual funds and DSTs, the Company receives Managing Broker Dealer Fees. The performance obligation related to the transfer of underwriter services is satisfied at a certain point in time. The Company has determined that the fees are recognized as revenue at the time the services are provided. The Company records a receivable when revenue is recognized prior to payment. The beginning and ending receivable balances related to managing broker dealer fees are immaterial.

*Insurance Commission Fees*

As the distributor of fixed annuity products, the Company receives commission fees based on a percentage of annuity payments. The performance obligation related to distribution is satisfied at a certain point in time. The Company has determined that the fees are recognized as revenue at the time the services are provided. The Company records a receivable when revenue is recognized prior to payment. The beginning and ending receivable balances related to commission fees are immaterial.

*Marketing and Administrative Services and Shared Service Fees*

Revenues for service related activities with affiliates are recognized as provided and recorded at each month end under the terms of each service level agreement. Payments are made as a part of the monthly inter-company billing process.

*12b-1 Fees*

As the principal underwriter of the shares of the funds, the Company recognizes and records 12b-1 fees each month under the terms of the 12b-1 distribution plan. The Company records a receivable when revenue is recognized prior to payment.

## Receivable from Affiliates

The Company regularly evaluates all accounts receivable and estimates losses for uncollectible accounts based on current expected credit losses, including reviewing historical experience and the evaluation of the likelihood of success in collecting specific receivables. If management believes an amount will not be collected, it is charged to expense.

Notes to Financial Statements

December 31, 2025

in Thousands

**Income Taxes**

The Company, a C-Corporation, accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in the years in which those temporary differences are expected to be recovered or settled. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more-likely-than-not that some portion of the deferred tax asset will not be realized.

Benefits from uncertain tax positions are recognized in the statement of financial condition only when it is more-likely-than-not that the tax position will be sustained upon examination by the appropriate taxing authority having full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of cumulative benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold are recognized in the reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold in Thousands are derecognized in the reporting period in which that threshold is no longer met. The Company has not recorded any liability for uncertain tax positions.

As of December 31, 2025, the Company had a net deferred tax asset of $50.

The Company is subject to U.S. federal income tax examinations by tax authorities for the year 2022 forward.

**Segment Reporting**

The Company identifies and discloses its reporting segment(s) in accordance with ASC 280, Segment Reporting. In applying this guidance, the Company first identifies its operating segment(s) from the component(s) where: (1) it engages in business activities from which it may recognize revenue and incur expenses, (2) its operating results are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (3) its discrete financial information is available. Reportable segments are generally those operating segments that meet certain quantitative thresholds. The Company has determined it has one reportable segment: Nexpoint Securities, Inc. (NSI)

3.    **Fair Value of Financial Instruments**

Detailed below is a summary of the Company's held for trading investment at December 31, 2025:

|  | Cost | Fair Value |
|---|---|---|
| Mutual Fund | $ 888 | $ 459 |
| Total Investment | $ 888 | $ 459 |

Notes to Financial Statements

December 31, 2025

in Thousands

**Fair Value Measurement**

U.S. GAAP defines fair value as the price an entity would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants as of the measurement date. The standard requires fair value measurement techniques to reflect the assumptions market participants would use in pricing an asset or liability and, where possible, to maximize the use of observable inputs and minimize the use of unobservable inputs. It also establishes the following hierarchy that prioritizes the valuation inputs into three broad levels:

- Level 1 – Valuation based on unadjusted quoted prices in active markets for identical assets and liabilities that the Company has the ability to access as of the measurement date. Valuations utilizing Level 1 inputs do not require any degree of judgment.

- Level 2 – Valuations based on (a) quoted prices for similar instruments in active markets; (b) quoted prices for identical or similar instruments in markets that are not active that are reflective of recent market transactions; or (c) models in which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on indicative quotes that do not reflect recent market transactions and models or other valuation techniques in which the inputs are unobservable and significant to the fair value measurement, which includes situations where there is little, if any, market activity for the asset or liability.

As of December 31, 2025, the Company's investments consisted entirely of Highland Global Allocation Fund which is publicly traded.

The Company categorizes investments recorded at fair value in accordance with the hierarchy established under U.S. GAAP. The Company's investment at December 31, 2025 is classified as a Level 1 position.

Notes to Financial Statements

December 31, 2025

in Thousands

4.  **Income Taxes**

The components of deferred tax assets and liabilities are as follows:

| Deferred Tax Assets | | |
|---|---|---|
| Net operating loss | | 70 |
| Capital assets | | 46 |
| Accrued expenses, net | | (20) |
| Total deferred tax assets | | 96 |
| Valuation allowance | | (46) |
| | $ | 143 |

5.  **Related Party Transactions**

The Company has entered into a Shared Services Agreement (Agreement), as most recently amended January 21, 2021, with NAMLP, a related party.  During the term of the Agreement, NAMLP will provide to the Company certain shared services, including without limitation, all of the (i) finance and accounting services, (ii) human resources services, (iii) marketing services, (iv) legal services, (v) corporate services, (vi) information technology services, and (vii) operations services.  The actual cost of such services will be allocated based on specific identification of such costs or a percentage of such costs between the Company and NAMLP, plus an applicable margin, and will be billed monthly.  The term of the Agreement shall automatically renew for successive one-year periods, unless cancelled by either party upon at least 60 days advance written notice.  As of December 31, 2025, the Company has approximately $41 outstanding to NAMLP which is included in the "Payable to affiliates" in the accompanying Statement of Financial Condition.

The Company has entered into a Shared Services Agreement (Agreement), as most recently amended January 21, 2021 with NPA, a related party.  During the term of the Agreement, NPA will provide to the Company certain shared services, including without limitation, all of the (i) finance and accounting services, (ii) human resources services, (iii) marketing services, (iv) legal services, (v) corporate services, (vi) information technology services, and (vii) operations services. The Company pays NPA a fixed amount each month as a good faith estimate of services rendered, which was agreed upon by both parties. The term of the Agreement shall automatically renew for successive one-year periods, unless cancelled by either party upon at least 60 days advance written notice.  As of December 31, 2025, the Company has $66 outstanding to NPA.

The Company derives a significant portion of its income on marketing and administrative services it performs for and on behalf of NAMLP and NPA. The actual cost of certain services is allocated, plus an applicable margin, and is billed monthly. As of December 31, 2025, the Company has approximately $82 due from NPA, which is included in "receivables from affiliates" in the accompanying Statement of Financial Condition. As of December 31, 2025, the Company has a liability of approximately $62 due to NAM LP, which is included in "payables to affiliates" in the accompanying Statement of Financial Condition.

The Company has entered into a Services Agreement for marketing services performed on behalf of NexAnnuity Services LLC. The actual cost of certain services is estimated and is billed monthly. As of December 31, 2025, the Company had $39 receivable outstanding from Nexannuity.

The Company serves as the principal underwriter for, and offers for sale on a continuous basis, each of NPA's DSTs and other registered products. A significant portion of the Company's income is derived from managing broker dealer fees collected in relation to serving as the principal underwriter. As of December 31, 2025, $23 dealer manager fees were due to NSI.

The Company serves as the distributor of NexAnnuity retirement products and earns income from commission fees in relation to this service. A significant portion of the Company's income is derived from commission fees collected in relation to serving as the distributor. As of December 31, 2025, the Company had $170 receivable outstanding from Ohio State Life Insurance.

The Company has entered into a Producer Agreement with Advisors Equity Group LLC (AEG), a related party. During the term of the agreement the company shall solicit and service insurance contracts to be placed through AEG. As of December 31, 2025, the Company had no receivable outstanding from AEG.

# NEXPOINT SECURITIES, INC.

Notes to Financial Statements

December 31, 2025

in Thousands

The Company serves as the principal underwriter for, and offers for sale on a continuous basis, each of NAMLP's and NPA's advised funds. A portion of the Company's income is derived from underwriter commissions collected in relation to serving as the principal underwriter.

The Company's held for trading investment is held in a mutual fund managed by an affiliate of the Company.

In the normal course of business, the Company typically pays expenses related to marketing of managed funds. The Company will receive payment as reimbursement for paying the expenses on behalf of the respective funds, including 12b-1 related expenses. As of December 31, 2025, approximately $345 in reimbursable expenses were due from various affiliated funds and entities for these expenses, and approximately $64 was due from the 12b-1 plan. These are included in "Receivables from affiliates" in the accompanying Statement of Financial Condition.

A summary of receivables from and payables to affiliates at December 31, 2025 is as follows:

| | |
|---|---:|
| Receivables from affiliates: | |
| 12b-1 fees | $ 64 |
| Marketing and administration services due from NPA | 82 |
| Due from other affiliated entities | 529 |
| Total receivables from affiliates | 675 |
| Due to affiliates: | |
| Due to NAMLP | (62) |
| Due to other affiliates | (140) |
| Shared services due to NPA | (66) |
| Amounts payable on behalf of the 12b-1 Plan | (62) |
| Total due to affiliates | (330) |
| Net receivable from affiliates | $ 345 |

6. **Segregated Cash**

The Company serves as Administrator to a 12b-1 Plan (the "Plan") adopted by the mutual funds advised by NAMLP. The Company collects 12b-1 fees from the mutual funds to be disbursed for future eligible marketing and distribution costs of the Plan. These amounts are reported as "Amounts payable on behalf of the 12b-1 Plan" on the Statement of Financial Condition. As of December 31, 2025, the Company had a segregated cash balance of zero.

7. **Commitments, Guarantees and Contingent Liabilities**

In the normal course of business, the Company may enter into contracts which provide general indemnifications and contain a variety of presentations and warranties that may expose the Company to some risk of loss. The amount of future losses arising from such undertakings, while not quantifiable, is not expected to be significant.

Notes to Financial Statements

December 31, 2025

in Thousands

8.  **Regulatory Requirements**

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $50,000 or 6.67% of total aggregate indebtedness.

At December 31, 2025, the Company had total net capital of approximately $2,687 which is approximately $2,574 above its minimum net capital requirement of $113 at that date.

The Company is claiming an exemption from Rule 15c3-3 of the 1934 Act in accordance with Footnote 74 of the Securities and Exchange Commission Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5 (the exemption provisions). Under this exemption, the Company is not required to maintain deposits in special reserve accounts or compute required deposits in accordance with the reserve formula specified in Rule 15c3-3.

9.  **Customer Protection, Reserves and Custody of Securities**

The Company does not hold customer accounts, funds, or securities.

10. **Legal Proceedings**

The Company is not subject to any active, threatened, or pending litigation during the year ended December 31, 2025.

11. **Subsequent Events**

The Company has performed an evaluation of subsequent events through March 31, 2026, which is the date the financial statements were issued, and has determined that there are no other material subsequent events that would require disclosure in the Company's financial statements.